UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Lightscape Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53227B101

(CUSIP Number)

June 4, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.	53227B101

1

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Liberty Square Strategic Partners IV (Asia) Offshore, L.P.

Liberty Square Asset Management, LLC

Liberty Square Asset Management, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – Cayman Islands

Liberty Square Asset Management, LLC – Delaware

Liberty Square Asset Management, LP – Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 0 shares Liberty Square Asset Management, LLC – 0 shares Liberty Square Asset Management, LP – 0 shares

6  Shared Voting Power

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares

Liberty Square Asset Management, LLC – 2,945,000 shares

Liberty Square Asset Management, LP – 2,945,000 shares

7 Sole Dispositive Power Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 0 shares Liberty Square Asset Management, LLC – 0 shares Liberty Square Asset Management, LP – 0 shares

8  Shared Dispositive Power

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares

Liberty Square Asset Management, LLC – 2,945,000 shares

Liberty Square Asset Management, LP – 2,945,000 shares

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares

Liberty Square Asset Management, LLC – 2,945,000 shares

Liberty Square Asset Management, LP – 2,945,000 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11

Percent of Class Represented by Amount in Row (9)

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 6.0%

Liberty Square Asset Management, LLC – 6.0%

Liberty Square Asset Management, LP – 6.0%

12

Type of Reporting Person (See Instructions)

Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – OO (Limited Partnership)

Liberty Square Asset Management, LLC – OO (Limited Liability Company)

Liberty Square Asset Management, LP – OO (Limited Partnership)

Item 1.

(a)	Name of Issuer
Lightscape Technologies Inc.
(b)	Address of Issuer’s Principal Executive Offices
3/F., 80 Gloucester Road, Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. Liberty Square Asset Management, LLC Liberty Square Asset Management, LP
(b)	Address of Principal Business Office or, if none, Residence

Liberty Square Strategic Partners IV (Asia) Offshore, L.P.

Liberty Square Asset Management, LLC

Liberty Square Asset Management, LP

c/o Liberty Square Asset Management

24 Federal Street, 8th Floor

Boston, Massachusetts 02110

(c)	Citizenship
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – Cayman Islands Liberty Square Asset Management, LLC – Delaware Liberty Square Asset Management, L.P. – Delaware
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share (“Common Stock”)
(e)	CUSIP Number
53227B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares Liberty Square Asset Management, LLC – 2,945,000 shares Liberty Square Asset Management, LP – 2,945,000 shares
(b)	Percent of Class
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 6.0% Liberty Square Asset Management, LLC – 6.0% Liberty Square Asset Management, LP – 6.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 0 shares Liberty Square Asset Management, LLC – 0 shares Liberty Square Asset Management, LP – 0 shares
(ii) shared power to vote or to direct the vote
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares Liberty Square Asset Management, LLC – 2,945,000 shares Liberty Square Asset Management, LP – 2,945,000 shares
(iii) sole power to dispose or to direct the disposition of
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 0 shares Liberty Square Asset Management, LLC – 0 shares Liberty Square Asset Management, LP – 0 shares
(iv) shared power to dispose or to direct the disposition of
Liberty Square Strategic Partners IV (Asia) Offshore, L.P. – 2,945,000 shares Liberty Square Asset Management, LLC – 2,945,000 shares Liberty Square Asset Management, LP – 2,945,000 shares

** Shares of Common Stock reported herein for Liberty Square Strategic Partners IV (Asia) Offshore, L.P. (the “Master Fund”) represent shares beneficially owned by the Master Fund. Shares reported herein for each of Liberty Square Asset Management, LLC (“LSAM LLC”) and Liberty Square Asset Management, LP (“LSAM LP”) represent the above-referenced shares beneficially owned by the Master Fund. LSAM LLC serves as general partner of the Master Fund and LSAM LP serves as investment manager of the Master Fund. Each of the Reporting Persons disclaims beneficial ownership of all shares except to the extent of its pecuniary interest therein.

All share numbers and ownership percentages reported herein are based on (i) 46,501,410 shares of Common Stock outstanding as of February 4, 2008, as reported by the issuer in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on February 14, 2008, (ii) 1,845,000 additional newly-issued shares of Common Stock acquired by the Master Fund on March 11, 2008, and (iii) 945,000 additional newly-issued shares of Common Stock acquired by the Master Fund on June 4, 2008.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2009

LIBERTY SQUARE STRATEGIC PARTNERS IV (ASIA) OFFSHORE, L.P.

By: Liberty Square Asset Management, LP,

Its Investment Manager

By: /s/ Claire A. Walton

Claire A. Walton, Treasurer and Director

of its General Partner

LIBERTY SQUARE ASSET MANAGEMENT, LLC By: /s/ Claire A. Walton Claire A. Walton, A Managing Member

LIBERTY SQUARE ASSET MANAGEMENT, LP By: /s/ Claire A. Walton Claire A. Walton, Treasurer and Director of its General Partner

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 8, 2009, is by and among Liberty Square Strategic Partners IV (Asia) Offshore, L.P., Liberty Square Asset Management, LLC, and Liberty Square Asset Management, LP (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, par value $0.001 per share, of Lightscape Technologies Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

LIBERTY SQUARE STRATEGIC PARTNERS IV (ASIA) OFFSHORE, L.P.

By: Liberty Square Asset Management, LP,

Its Investment Manager

By: /s/ Claire A. Walton

Claire A. Walton, Treasurer and Director

of its General Partner

LIBERTY SQUARE ASSET MANAGEMENT, LLC By: /s/ Claire A. Walton Claire A. Walton, A Managing Member

LIBERTY SQUARE ASSET MANAGEMENT, LP By: /s/ Claire A. Walton Claire A. Walton, Treasurer and Director of its General Partner